Lord Abbett Series Fund, Inc.

Dated as of May 1, 2010

Addendum to Management Agreement

Between Lord Abbett Series Fund, Inc.

and Lord, Abbett & Co. LLC

Dated December 1, 1989 (the “Agreement”)

Lord, Abbett & Co. LLC (“Lord Abbett”) and Lord Abbett Series Fund, Inc. (the “Fund”) on behalf of the following class of the Fund:

Total Return Portfolio (the “Portfolio”)

do hereby agree that the annual management fee rate for the Portfolio with respect to paragraph 2 of the Agreement shall be as follows:

0.45% on the first $1 billion of average daily net assets;

0.40% on the next $1 billion of such assets; and

0.35% on such assets over $2 billion.

For purposes of Section 15(a) of the Investment Company Act of 1940, as amended, this Addendum, together with the Agreement and addenda thereto insofar as they have not been superseded, shall together constitute the investment advisory contract of the Fund.

LORD, ABBETT & CO. LLC

BY:	/s/ Lawrence H. Kaplan
Lawrence H. Kaplan
Member and General Counsel

LORD ABBETT SERIES FUND, INC.
(on behalf of the Total Return Portfolio)

BY:	/s/ Thomas R. Phillips
Thomas R. Phillips
Vice President and Assistant Secretary